Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom’s 100G Bypass Switch Selected
By Network Visibility Leader

- Win Expected to Ramp Up to ~$3M/Year -

KFAR SAVA, Israel — August 21, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that a world leader in the network visibility market has selected Silicom’s standalone 100G Bypass Switch to offer to its cloud and telco customers. The client selected Silicom after a lengthy evaluation process, which demonstrated the superiority of Silicom’s “umbrella offering”, including its technology, customization capabilities and ongoing support, as compared with the competition.

The customer plans to begin offering these customized Bypass Switches to its customers during the first quarter of 2019, and Silicom expects sales to ramp up gradually to approximately $3 million per year.

“This Win confirms the superiority of our 100G Bypass Switches, which handle up to 800G of traffic, while also demonstrating the vibrancy and ongoing growth potential of our OEM business,” commented Shaike Orbach, Silicom’s CEO.

“Today’s video-driven networks continue to push the envelope in terms of data volumes and network speeds, and network operators need robust bypass solutions to fail-safe against data loss. This prestigious customer’s choice of our 100G Bypass Switch is a powerful recommendation that supports our efforts to approach all operators migrating towards ultra-high speeds,” concluded Mr. Orbach.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com